VIA EDGAR

March 6, 2013

Mr. Stephen Krikorian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

            Re:     Interactive Intelligence Group, Inc.

Form 10-K for the Fiscal Year ended December 31, 2011

Filed March 15, 2012

Form 10-Q for the Quarterly Period ended September 30, 2012

Filed November 8, 2012

File No. 000-54450

Dear Mr. Krikorian:

On behalf of Interactive Intelligence Group, Inc., we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”), this response to the comments received from the staff (the “Staff”) of the Commission by letter dated February 26, 2013 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) and the Company’s Form 10-Q for the quarterly period ended September 30, 2012 (the “Q3 Form 10-Q”).

For the sake of convenience, we have reproduced each relevant comment below with our response thereto following each such comment. We have referenced the comments as numbered in the Commission’s comment letter and did not change the references to page numbers contained in your comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Investments, page 54

1.

We have reviewed your response to prior comment 1 and noted that you considered other factors in addition to a threshold in conducting your other-than-temporary impairment review.  Please clarify how these considerations were evaluated under ASC 320-10-35-33.  Tell us whether you had the intent to sell the debt securities or whether it is more likely than not that you will be required to sell the debt securities prior to their anticipated recovery.  In addition, please clarify how you evaluate investments that are below the 5% threshold.  Indicate how you assess those investments for other-than-temporary impairment.

Response:

We invest a portion of our excess cash in debt securities and generally hold them to maturity but have very infrequently sold securities as cash needs arise.  We do not buy and sell securities with intent to take advantage of market rates.  We invest our excess cash according to an investment policy approved by our Board of Directors which directs our investments to securities with high credit quality.  We classify our investments as available-for-sale, consistent with ASC 320-10-25, because we may need to access the cash prior to the security’s maturity date; however, as stated above, it is not our intent to sell these securities prior to their maturity dates unless specific cash needs arise.  As of December 31, 2011, we had sufficient liquidity with no immediate additional cash needs and did not have the intent to sell any of our investments prior to their anticipated recovery per the guidelines outlined in ASC 320-10-35-33.

As stated in our previous response to your question regarding how we monitor and qualitatively evaluate investments that are below the 5% threshold when assessing other than-temporary impairment, our process is as follows, and this process extends to our entire investment portfolio:

In addition to the quarterly fair value analysis we complete for our investment assets, we also monitor the credit ratings of all of our issuers within our portfolio of investments.  Our investment advisors notify us via email when a negative credit action has been taken against an issuer of one or more of our investments.  We review the action to ensure the investment remains compliant with our investment policy.  Additionally, we meet quarterly with our investment advisors to review our investment portfolio and discuss the related credit risk of issuers as well as general market conditions.  Finally, our senior financial management reviews our investment portfolio quarterly with our Audit Committee.  We consider these qualitative factors along with the 5% impairment threshold in determining whether we have an other-than-temporary impairment of one or more of our investments.  We have not historically noted a decline in fair value for an extended period of time that required consideration.  None of our investments have had an other-than-temporary impairment.

Additionally, our Global Accounting Manager and Global Accounting Director review the market value of our entire investment portfolio monthly.

Form 10-Q for the Quarterly Period ended September 30, 2012

Notes to Consolidated Financial Statements

Note 8 – Income Taxes, page 16

2.

We have reviewed your response to prior comment 2 which explained the items recognized during the three and nine months ended September were attributed to a correction of an error and not a change in judgment as defined by ASC 740-10-25-15.  Please explain what consideration you gave to disclosing the items as immaterial errors under ASC 250-10.  While we continue to consider your response to this comment, tell us how you evaluated the error based on estimated annual results for 2012 when the error was discovered.  Further, describe your materiality assessment of the errors as of the year ending December 31, 2012 in preparation for filing your 2012 Form 10-K.

Response:

We concluded that the error was not material in the period in which it was discovered and corrected (the quarter ended September 30, 2012) and was not material to the periods in which it originated, and therefore disclosure of the item as an immaterial correction under ASC 250-10 was not considered necessary.  We completed a SAB 99 analysis, included in our previous response, to conclude on the immateriality of the error to all periods impacted.

In the following table we provide the impact to our 2012 full year estimated results (at the time the error was identified) as well as the impact on the actual full year 2012 results.

GAAP Net Income / (Loss) (000's)
Period	Forecast	Actual	Actual Excluding Error Correction	Impact of Error Correction
FY 2012	$ (1,794)	$ 906	$ 343	$ 563

In the third quarter of 2012, we forecasted a full year GAAP net loss of $1.8 million including the error correction, which reduced the loss by $563,000. Excluding the impact of the correction of the error, the forecasted full year loss would have been $2.4 million.  This forecast included nine months of actual results and forecasted results for the three months ended December 31, 2012.   The error did not have a material impact on our forecast and did not change the forecasted net loss to net income or vice versa.

Our materiality assessment of the error as of the year ended December 31, 2012 considered the impact on full year 2012 diluted earnings per share (EPS), compared with our reported and corrected EPS as outlined in the table below.

Diluted GAAP Earnings Per Share
Period	Analysts' consensus	Actual	Actual Excluding Error Correction	Impact of Error Correction
FY 2012	$ 0.09	$ 0.04	$ 0.02	$ 0.02

We do not believe a $0.02 EPS impact is material to our investors.   In addition, as stated above, we completed a SAB 99 analysis to reach our conclusion on the immateriality of the error. The conclusions of this SAB 99 analysis did not change with our review of our full year 2012 results.  We also quantified the error as a percentage of revenues and gross profit for each affected period, as follows:

	Error	Error as a Percentage of:
Period	($000's)	Revenues	Gross Profit
FY 2010	238	0.1%	0.2%
FY 2011	325	0.2%	0.2%
3 mo. ended Sept. 30, 2012	563	1.0%	1.4%
9 mo. ended Sept. 30, 2012	563	0.3%	0.5%
FY 2012	563	0.2%	0.4%

These metrics confirm the immateriality of the error relative to the size of our business.  Because 2012 operating income approached breakeven for the three and nine months ended September 30, 2012 and the year ended December 31, 2012, we do not believe the error as a percentage of operating income to be a relevant metric.  Our lower operating income in 2012 of $1.1 million versus operating income of $21.6 million in 2011 and $23.4 million in 2010, was consistent with the message we communicated to investors and analysts regarding our expectations for 2012 given our strategic investment in the business to grow future revenues and a mix shift from premises-based licenses to cloud-based subscriptions.

Based on the quantitative and qualitative analysis we completed, we concluded the misstatement to be immaterial to our financial results for 2010, 2011, and its correction to be immaterial to our financial statements for the three and nine months ended September 30, 2012 and the year ended December 31, 2012.

***

In connection with our response to the Commission's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please telephone the undersigned at (317) 715-8412 or our outside counsel, Janelle Blankenship at (317) 569-4881.

Very truly yours,

/s/ Stephen R. Head

Stephen R. Head

Chief Financial Officer

cc:	Amanda Kim Gabriel Eckstein Matthew Crispino